SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  US LEC Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   90331S 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Richard T. Aab
                                c/o US LEC Corp.
                       401 North Tryon Street, Suite 1000
                         Charlotte, North Carolina 28202
                                 (704) 319-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)




                                 April 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 90331S 10 9                                                               Page 2 of 9 Pages
------------------- --------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                    Richard T. Aab
------------------- --------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [x]

                                                                                               (b) [ ]
------------------- --------------------------------------------------------------------------------------------------
        3           SEC USE ONLY


------------------- --------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                    PF
------------------- --------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                    TO ITEM 2(d) OR 2(e)                                                           [ ]

------------------- --------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
------------------- ----------- --------------------------------------------------------------------------------------
 NUMBER OF SHARES       7       SOLE VOTING POWER

                                17,153,445
                    ----------- --------------------------------------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY
                                0
                    ----------- --------------------------------------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER

                                8,799,945
                    ----------- --------------------------------------------------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER

                                4,309,500
------------------- --------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    17,153,445
------------------- --------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [ ]


------------------- --------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    62.3%
------------------- --------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN
------------------- --------------------------------------------------------------------------------------------------




CUSIP NO.: 90331S 10 9                                                               Page 3 of 9 Pages
------------------- --------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                    Joyce M. Aab
------------------- --------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [x]

                                                                                               (b) [ ]
------------------- --------------------------------------------------------------------------------------------------
        3           SEC USE ONLY


------------------- --------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                    PF
------------------- --------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                    TO ITEM 2(d) OR 2(e)                                                           [ ]

------------------- --------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
------------------- ----------- --------------------------------------------------------------------------------------
 NUMBER OF SHARES       7       SOLE VOTING POWER

                                0
                    ----------- --------------------------------------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY
                                0
                    ----------- --------------------------------------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER

                                0
                    ----------- --------------------------------------------------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER

                                4,309,500
------------------- --------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,309,500
------------------- --------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [ ]


                    --------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.7%
------------------- --------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN

------------------- --------------------------------------------------------------------------------------------------




CUSIP NO.: 90331S 10 9                                                               Page 4 of 9 Pages
------------------- --------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON

                    Tansukh V. Ganatra
------------------- --------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a) [x]

                                                                                               (b) [ ]

------------------- --------------------------------------------------------------------------------------------------
        3           SEC USE ONLY


------------------- --------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS

                    PF
------------------- --------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                    TO ITEM 2(d) OR 2(e)                                                           [ ]

------------------- --------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
------------------- ----------- --------------------------------------------------------------------------------------
 NUMBER OF SHARES       7       SOLE VOTING POWER

                                0
                    ----------- --------------------------------------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY
                                0
                    ----------- --------------------------------------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER

                                4,044,000
                    ----------- --------------------------------------------------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER

                                0
------------------- --------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,044,000
------------------- --------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [ ]


                    --------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    27.4%
------------------- --------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    IN

------------------- --------------------------------------------------------------------------------------------------
                                                                                             Page 5 of 9 Pages

         EXPLANATORY NOTE: Richard T. Aab, Melrich Associates, L.P. (a New York limited partnership controlled by Mr. Aab and his wife, Joyce M. Aab) ("Melrich"), Tansukh V. Ganatra, and Super STAR Associates Limited Partnership (a Georgia limited partnership controlled by Mr. Ganatra) ("Super STAR") (collectively, the "Class B Stockholders") are the sole record holders of all outstanding shares of Class B Common Stock issued by US LEC Corp. (the "Company"). Shares of Class B Common Stock are convertible on a one-for-one basis into shares of the Company's Class A Common Stock, at the option of the holder or automatically in certain circumstances. Each Class B Stockholder has entered into a Second Amended and Restated Stockholders Agreement, dated as of April 10, 2000 (the "Class B Stockholders Agreement"), pursuant to which, among other things, the parties agreed to grant to Mr. Aab an irrevocable proxy to vote all of their shares of Class B Common Stock. As a result of the Class B Stockholders Agreement, Mr. Aab may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to have formed a "group" with Mrs. Aab and Mr. Ganatra. This Amendment No. 1 is being filed as a result of the Class B Stockholders entering into the Class B Stockholders Agreement and a Voting and Tag Along Agreement, dated April 11, 2000 (the "Voting Agreement"), by and among the Class B Stockholders and affiliates of Bain Capital, Inc. ("Bain") and Thomas H. Lee, L.P. ("THL") (collectively, the "Investors") in connection with the Company's sale of 100,000 shares of its Series A Convertible Preferred stock to each of Bain and THL (the "Preferred Stock Transaction").

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Class A Common Stock of US LEC Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 401 North Tryon Street, Suite 1000, Charlotte, North Carolina 28202.

ITEM 2.  IDENTITY AND BACKGROUND

         (A) - (C) AND (F) This statement is being filed on behalf of Richard T. Aab, Joyce M. Aab, and Tansukh V. Ganatra (the "Reporting Persons") as a result of the Class B Stockholders entering into the Class B Stockholders Agreement and the Voting Agreement, as more fully described under Items 3 and 5.

         Mr. Aab, a United States citizen, is the Chairman of the Company. His address is c/o US LEC Corp., 401 North Tryon Street, Suite 1000, Charlotte, North Carolina 28202,.

         Mrs. Aab, a United States citizen, is the wife of Mr. Aab. Her address is c/o US LEC Corp., 401 North Tryon Street, Suite 1000, Charlotte, North Carolina 28202.

         Mr. Ganatra, a United States citizen, is the Chief Executive Officer and Vice Chairman of the Company. His address is c/o US LEC Corp., 401 North Tryon Street, Suite 1000, Charlotte, North Carolina 28202.

                                                               Page 6 of 9 Pages

         (d) AND (e) During the last five years, the Reporting Persons have not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

         All shares of Class B Common Stock held by the Reporting Persons were acquired in connection the formation of the Company or its predecessors, equity contributions prior to the registration of the Class A Common Stock under
Section 12(g) of the Exchange Act ("Registration") and in open market or privately negotiated transactions since Registration. All shares of Class A Common Stock and Class B Common Stock acquired by the Reporting Persons have been acquired for general investment purposes.

         The Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the Company in open market or privately negotiated transactions or otherwise. The determination to effect any such transactions will depend on, among other things, the market price of the Company's securities, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the Company and the Reporting Persons, other opportunities available to the Reporting Persons and other considerations. As a result of the sole voting power held by Mr. Aab with respect to 100% of the Class B Common Stock and 78,175 shares of Class A Common Stock, Mr. Aab controls the Company. From time to time, Mr. Aab or one or more of the other Reporting Persons may hold discussions with third parties or with management of the Company in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider his or her position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (A)-(B) Mr. Aab beneficially owns 17,153,445 shares of Class A Common Stock. This amount includes (i) 8,480,770 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, 61,995 shares of Class A Common Stock held of record by Global Vista Communications, LLC, a limited liability controlled by Mr. Aab, and 16,180 shares of Class A Common Stock held of record by Mr. Aab as to which Mr. Aab has sole voting and dispositive power; (ii) 4,309,500 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Melrich, of

                                                               Page 7 of 9 Pages

which Mr. and Mrs. Aab are the sole general partners and as to which Mr. and Mrs. Aab share dispositive power and Mr. Aab has sole voting power pursuant to the Class B Stockholders Agreement; and (iii) 294,000 shares issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Mr. Ganatra and 3,750,000 shares issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Super STAR, as to which Mr. Aab has sole voting power pursuant to the Class B Stockholders Agreement. Mr. Aab beneficially owns 62.3% of the Class A Common Stock, an amount which assumes conversion of the 16,834,270 shares of Class B Common Stock held of record by Mr. Aab, Melrich, Mr. Ganatra, and Super STAR.

         Mrs. Aab beneficially owns 4,309,500 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Melrich and as to which Mr. and Mrs. Aab share dispositive power. Mrs. Aab beneficially owns 28.7% of the Class A Common Stock, an amount which assumes conversion of the 4,309,500 shares of Class B Common Stock held of record by Melrich.

         Mr. Ganatra beneficially owns 4,044,000 shares of Class A Common Stock. This amount includes 294,000 shares issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Mr. Ganatra directly and 3,750,000 shares issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Super STAR. Mr. Ganatra holds sole dispositive power with respect to these shares. Mr. Ganatra beneficially owns 27.4% of the Class A Common Stock, an amount which assumes conversion of the 4,044,000 shares of Class B Common Stock held of record by Mr. Ganatra and Super STAR.

         (c) No transactions by the Class B Stockholders have been effected within the last 60 days other than the elective conversion by Mr. Aab of 241,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock on March 20, 2000.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

         THE CLASS B STOCKHOLDERS AGREEMENT. The Reporting Persons own all of the issued and outstanding shares of Class B Common Stock and are parties to the Class B Stockholders Agreement, pursuant to which Melrich, Ganatra and Super STAR have agreed to vote their shares of Class B Common Stock in the same manner as Mr. Aab and granted to him an irrevocable proxy to vote their shares of Class B Common Stock. Upon Mr. Aab's death or incapacity, the proxy held by him will terminate and the parties to the Class B Stockholders Agreement will then be obligated to vote their shares of Class B Common Stock in the same manner as Mr. Ganatra and grant to Mr. Ganatra an irrevocable proxy to vote their shares of

                                                               Page 8 of 9 Pages

Class B Common Stock. The voting and proxy provisions of the agreement terminate upon the the last to occur of the death or incapacity of Mr. Aab or Mr. Ganatra.

         The Class B Stockholders Agreement also provides that if a party proposes to sell or otherwise transfer shares of Class B Common Stock to anyone other than a Permitted Transferee (as defined in the Company's Restated Certificate of Incorporation) or to convert such shares into Class A Common Stock, the other holders of Class B Common Stock would have a right to acquire the shares of Class B Common Stock that are proposed to be sold, transferred, or converted.

         THE VOTING AGREEMENT. The holders of Series A Preferred Stock are entitled to elect two directors of the Company ("Investor Directors") for so long as they own at least 30% of the Class A Common Stock issued or issuable upon conversion of the Series A Preferred Stock (the "Underlying Common Stock"), and one director for so long as they own less than 30% but more than 20% of the Underlying Common Stock. In connection with the Preferred Stock Transaction, the Class B Stockholders entered into the Voting Agreement. Pursuant to the Voting Agreement, at any time when the Class B Stockholders are entitled to vote on the election of Investor Directors, they must vote in favor of the election of any Investor Director nominated in accordance with the agreements governing the Preferred Stock Transaction. In addition, the Class B Stockholders agreed not to transfer for value any shares of the Company's common stock if, as a result of such transfer, a Change of Control (as defined in the Certificate of Designation of the Series A Preferred Stock) would occur, unless certain conditions have been met. Under the Voting Agreement, the Class B Stockholders also granted to the Investors the right to participate in certain sales of the Company's common stock to third parties.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1:        Joint Filing Agreement of Richard T. Aab, Joyce M.
                           Aab, and Tansukh V. Ganatra pursuant to Rule
                           13d-1(k)*

         Exhibit 2: Second Amended and Restated Class B Stockholders Agreement, dated as of April 10, 2000, by and among the Class B Stockholders

         Exhibit 3 Voting and Tag Along Agreement, dated as of April 11, 2000 by and among the Class B Stockholders and the Investors

         -----------
         *        Incorporated by reference to Exhibit 1 of the statement on
                  Schedule 13D filed by the Reporting Persons on June 11, 1998.

                                                               Page 9 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2000




                                                         /s/ Richard T. Aab
                                                         ----------------------
                                                         Richard T. Aab


                                                         /s/ Joyce M. Aab
                                                         ----------------------
                                                         Joyce M. Aab


                                                         /s/ Tansukh V. Ganatra
                                                         ----------------------
                                                         Tansukh V. Ganatra